SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                         No     ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of an announcement regarding progress of connected transaction formation of joint venture of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on September 8, 2021.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

ANNOUNCEMENT ON PROGRESS OF CONNECTED TRANSACTION FORMATION OF JOINT VENTURE

Reference is made to the announcement on connected transaction of China Petroleum & Chemical Corporation (the “Company”) dated 27 August 2021 in relation to formation of joint venture (the “Announcement”). Capitalised terms used in this announcement shall have the same meaning as defined in the Announcement.

The Board is pleased to announce that on 7 September 2021, Shanghai Petrochemical and Baling Petrochemical entered into the Joint Venture Agreement, which became effective on the same date. The principal terms of the Joint Venture Agreement and details of the Transaction were set out in the Announcement.

Following completion of the Transaction, Shanghai Petrochemical and Baling Petrochemical shall each own 50% equity interest of the Joint Venture, and the Joint Venture shall be consolidated into the financial statements of Baling Petrochemical.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC
8 September 2021

As of the date of this announcement, directors of the Company are: Ma Yongsheng#, Zhao Dong*, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
*Non-executive Director
+Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: September 9, 2021